FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

January 29, 2010

Commission File Number 001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ....... No ....X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

INDEX TO EXHIBITS

Item

1.	Taiwan Stock Exchange filing entitled, “The announcement of the investment in BriView (KunShan) Corp. through AU Optronics (L) Corp. and BriView (L) Corp.”, dated January 29, 2010.

2.	Taiwan Stock Exchange filing entitled, “The announcement of the investments in AUO Energy (TianJin) Corp. on behalf of AU Optronics (L) Corp., a subsidiary of AUO”, dated January 29, 2010.

3.	Taiwan Stock Exchange filing entitled, “To announce the acquisition of common stock and preferred stock of M.Setek Co., Ltd. through AU Optronics (L) Corp. (AULB)”, dated January 29, 2010.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.
Date: January 29, 2009	By:	/s/ Andy Yang
		Name:	Andy Yang
		Title:	Chief Financial Officer

Item 1

AU Optronics Corp.

January 29, 2010
English Language Summary

Subject:	The announcement of the investment in BriView (KunShan) Corp. through AU Optronics (L) Corp. and BriView (L) Corp.

Regulation:	Published pursuant to Article 2-20 of the Taiwan Stock Exchange's Operating Procedures for the Publication of Material Information by Listed Companies

Date of Events: 2010/01/29

Content:

1.	Date of occurrence of the event:2010/01/29

2.	Method of the present increase (decrease) in investment: To invest through BriView (L) Corp. by capitalizing from the own funds of AU Optronics (L) Corp.

3.	Transaction volume, price per unit, and total monetary amount of the transaction: US$ 20 million. The investment could be capitalized gradually.

4.	Company name of the invested mainland Chinese company: BriView (KunShan) Corp.

5.	Paid-in capital of said invested mainland Chinese company: 0

6.	Amount of new capital increment currently planned by said invested mainland Chinese company: US$ 20 million. The investment could be capitalized gradually.

7.	Main business items of said invested mainland Chinese company: To manufacture and sale displays and related parts and components.

8.	Type of CPA opinion issued for the financial statement of said invested mainland Chinese company for the most recent fiscal year: N/A

9.	Net worth of said invested mainland Chinese company on the financial statement for the most recent fiscal year: N/A

10.	Amount of profit/loss of said invested mainland Chinese company on the financial statement for the most recent fiscal year: N/A

11.	Amount of actual investment to date in said invested mainland Chinese company: 0

12.	Counterparty to the transaction and its relationship to the Company: The Company's subsidiaries

13.
Where the counterparty to the transaction is an actual related party, public announcement shall also be made of the reason for choosing the related party as the counterparty and the identity of the previous owner (including its relationship with the company and the trading counterpart), the date of transfer, and the price: N/A

14.
Where a person who owned the subject matter of the transaction within the past five years has been an actual related party of the company, public announcement shall also be made of the dates and prices of acquisition and disposal by the related party and such party's relationship to the company at those times: N/A

15.	Gain (or loss) on disposal: N/A

16.	Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: N/A

17.
The manner of deciding on this transaction, the reference basis for the decision on price and the decision-making department: The Board of the Company resolved the investment and authorized the chairman to invest within a specified amount.

18.	Broker: N/A

19.	Concrete purpose of the acquisition or disposal: Long-term investment

20.	Do the directors have any objection to the present transaction?: No

21.	Total amount of mainland China area investment (including the present investment) approved by the Investment Commission to date: US$ 690,970 thousand

22.
Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the paid-in capital on the financial statement for the most recent period: 24.98%

23.
Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the total assets on the financial statement for the most recent period: 4.05%

24.
Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the shareholders’ equity on the financial statement for the most recent period: 8.14%

25.	Total amount of actual investment in the mainland China area to date: US$ 530,970 thousand

26.	Ratio of the total amount of actual investment in the mainland China area to date to the paid-in capital on the financial statement for the most recent period: 19.19%

27.	Ratio of the total amount of actual investment in the mainland China area to date to the total assets on the financial statement for the most recent period: 3.12%

28.	Ratio of the total amount of actual investment in the mainland China area to date to the shareholders’ equity on the financial statement for the most recent period: 6.26%

29.	Amount of recognized profits and losses on investment in the mainland China area for the most recent three fiscal years:

2008: US$ 57,682 thousand

2007: US$ 47,068 thousand

2006: US$ (12,949) thousand

30.	30.Amount of profit remitted back to Taiwan for the most recent three fiscal years: 0

31.	Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: No.

32.	Any other matters that need to be specified: The investment is subject to the authority's approval.

Item 2

AU Optronics Corp.

January 29, 2010
English Language Summary

Subject:	The announcement of indirect investments in AUO Energy (TianJin) Corp. on behalf of AU Optronics (L) Corp., a subsidiary of AUO

Regulation:	Published pursuant to Article 2-20 of the Taiwan Stock Exchange's Operating Procedures for the Publication of Material Information by Listed Companies

Date of Events: 2010/01/29

Content:

1.	Date of occurrence of the event:2010/01/29

2.	Method of the present increase (decrease) in investment: To invest by capitalizing from the own funds of AU Optronics (L) Corp.

3.	Transaction volume, price per unit, and total monetary amount of the transaction: US$ 8 million. The investment could be capitalized gradually.

4.	Company name of the invested mainland Chinese company: AUO Energy (TianJin) Corp.

5.	Paid-in capital of said invested mainland Chinese company: 0

6.	Amount of new capital increment currently planned by said invested mainland Chinese company: US$ 8 million. The investment could be capitalized gradually.

7.
Main business items of said invested mainland Chinese company: To manufacture and sale solar module and energy related products and to provide systems, engineering and technical services related to energy.

8.	Type of CPA opinion issued for the financial statement of said invested mainland Chinese company for the most recent fiscal year: N/A

9.	Net worth of said invested mainland Chinese company on the financial statement for the most recent fiscal year: N/A

10.	Amount of profit/loss of said invested mainland Chinese company on the financial statement for the most recent fiscal year: N/A

11.	Amount of actual investment to date in said invested mainland Chinese company: 0

12.	Counterparty to the transaction and its relationship to the Company: The Company's subsidiary

13.
Where the counterparty to the transaction is an actual related party, public announcement shall also be made of the reason for choosing the related party as the counterparty and the identity of the previous owner (including its relationship with the company and the trading counterpart), the date of transfer, and the price: N/A

14.
Where a person who owned the subject matter of the transaction within the past five years has been an actual related party of the company, public announcement shall also be made of the dates and prices of acquisition and disposal by the related party and such party's relationship to the company at those times: N/A

15.	Gain (or loss) on disposal: N/A

16.	Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: N/A

17.
The manner of deciding on this transaction, the reference basis for the decision on price and the decision-making department: The Board of the Company resolved the investment and authorized the chairman to invest within a specified amount.

18.	Broker: N/A

19.	Concrete purpose of the acquisition or disposal: Long-term investment

20.	Do the directors have any objection to the present transaction?: No

21.	Total amount of mainland China area investment (including the present investment) approved by the Investment Commission to date: US$ 678,970 thousand

22.
Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the paid-in capital on the financial statement for the most recent period: 24.55%

23.
Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the total assets on the financial statement for the most recent period: 3.98%

24.
Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the shareholders’ equity on the financial statement for the most recent period: 8.00%

25.	Total amount of actual investment in the mainland China area to date: US$ 530,970 thousand

26.	Ratio of the total amount of actual investment in the mainland China area to date to the paid-in capital on the financial statement for the most recent period: 19.19%

27.	Ratio of the total amount of actual investment in the mainland China area to date to the total assets on the financial statement for the most recent period: 3.12%

28.	Ratio of the total amount of actual investment in the mainland China area to date to the shareholders’ equity on the financial statement for the most recent period: 6.26%

29.	Amount of recognized profits and losses on investment in the mainland China area for the most recent three fiscal years:

2008: US$ 57,682 thousand

2007: US$ 47,068 thousand

2006: US$ (12,949) thousand

30.	30.Amount of profit remitted back to Taiwan for the most recent three fiscal years: 0

31.	Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: No.

32.	Any other matters that need to be specified: The investment is subject to the authority's approval.

Item 3

AU Optronics Corp.

January 29, 2010
English Language Summary

Subject:	To announce the acquisition of common stock and preferred stock of M.Setek Co., Ltd. through AU Optronics (L) Corp. (AULB.

Regulation:	Published pursuant to Article 2-20 of the Taiwan Stock Exchange's Operating Procedures for the Publication of Material Information by Listed Companies

Date of Events: 2010/01/29

Content:

1.	Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g.dividend yield): Common stock and preferred stock of M.Setek Co., Ltd.

*	The rights and obligations of the new common shares and preferred shares are the same as existing ones.

2.	Date of occurrence of the event:2010/01/29

3.	Volume, unit price, and total monetary amount of the transaction:

Volume: 1,139,000 shares (including common stock and preferred stock)

Unit price: JPY 13,169

Total monetary amount: JPY 14,999,491 thousand

4.
Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): M.Setek Co., Ltd.; the Company's subsidiary

5.
Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: N/A

6.
Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7.
Matters related to the creditor's rights currently being disposed of (including types of collateral of the disposed creditor's rights; if the creditor's rights are creditor's rights toward a related person, the name of the related person and the book amount of the   creditor's rights toward such related person currently being disposed of must also be announced): N/A

8.	Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): N/A

9.
Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: Make the payment within subscription period; N/A; N/A

10.
The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: The Board of AU Optronics Corp. resolved to acquire common stock and preferred stock of M.Setek Co., Ltd..

11.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g.pledges):

Current cumulative volume: 1,584,211 shares (including common stock and preferred stock)

Current cumulative amount: USD 357,501 thousand (including common stock and preferred stock)

Shareholding percentage of the holding: 71.67% (shareholding percentage of common stock); 65.50% (shareholding percentage if all preferred stocks converted)

12.
Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder's equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement:

Current ratio of securities investment (including the current trade) to the total assets of AULB: 34.81%

Current ratio of securities investment (including the current trade) to the shareholder's equity of AULB: 118.62%

Operating capital of AULB: USD -20,307 thousand

13.	Broker and broker's fee: N/A

14.	Concrete purpose or use of the acquisition or disposition: Long-term investment

15.	Net worth per share of company underlying securities acquired or disposed of:

JPY 13,169

16.	Do the directors have any objection to the present transaction?: No

17.	Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: No

18.	Any other matters that need to be specified: The subscription period is from 2010/02/03 to 2010/02/12.